June 7, 2011

BY EDGAR

Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	VeriSign, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 24, 2011

File No. 000-23593

Dear Mr. Gilmore:

I write on behalf of VeriSign, Inc. (the “Company”) in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 25, 2011 (the “Comment Letter”) setting out comments with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed with the Commission on February 24, 2011 (the “Annual Report”).

On behalf of the Company, set forth below is the response to each comment contained in the Comment Letter. For ease of reference, we have repeated the Staff’s comments in italicized text prior to the responses. Capitalized terms used but not defined herein are used as defined in the Annual Report.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 53

Mr. Patrick Gilmore

Accounting Branch Chief

June 7, 2011

1.	We note your disclosure on page 118 that as of December 31, 2010 the company had approximately $426.8 million of undistributed earnings related to its foreign subsidiaries that are deemed indefinitely reinvested for which no U.S. federal income taxes have been provided. In light of the significance of your foreign operations and your intent to indefinitely reinvest earnings from foreign subsidiaries, please tell us how you considered providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of the undistributed earnings and disclosing the amount of cash and investments that is currently held by your foreign subsidiaries. Please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

When considering the extent of the Company’s liquidity disclosure the Company determined that U.S. cash balances and expected cash generated from U.S. operations will be sufficient to fund U.S. operations. No foreign earnings are expected to be repatriated and all cash held by the Company’s foreign subsidiaries, in addition to cash generated by those foreign subsidiaries, is expected to be available to fund international operations. Since the Company believes the repatriation of foreign earnings in the foreseeable future is remote, the Company believes the disclosure of any such repatriation and the related tax impact is not required disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Rather, the Company believes the potential tax impact associated with repatriation of undistributed foreign earnings is sufficiently disclosed in Risk Factors on page 22 of the Annual Report. In response to the Staff’s comment, the Company will disclose under “—Liquidity and Capital Resources” in future filings the amount of investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. The Company expects this discussion to be substantially similar to the discussion the Company introduced on page 26 of its Form 10-Q for the quarter ended March 31, 2011. The disclosure will read as follows:

“As of mm/dd/yyyy, the amount of cash, cash equivalents and marketable securities held by foreign subsidiaries was $x.x million. Our intent is to permanently reinvest these funds outside the U.S., and current plans do not anticipate that we will need funds generated from foreign operations to fund our domestic operations. In the event funds from foreign operations are needed to fund operations in the U.S. and if U.S. tax has not already been previously provided, we would be required to accrue and pay additional U.S. taxes to repatriate these funds.”

Consolidated Financial Statements

Note 9. Calculation of Net Income (Loss) Per Share Attributable to Verisign Stockholders, page 108

Mr. Patrick Gilmore

Accounting Branch Chief

June 7, 2011

2.	In footnote (1) to your table summarizing unvested Restricted Stock Unit (“RSU”) activity on page 114 you indicate that all RSU agreements have anti-dilution provisions that in the event a dividend is declared the company is required to issue additional dividend equivalent RSUs. Please clarify for us whether this provision is also applicable to performance-based RSUs and tell us whether such rights to dividends are non-forfeitable, highlighting for us the specific contractual provisions in the RSU agreements that addresses this, using your most recently filed agreements as an example.

The dividend equivalent Restricted Stock Units (“RSUs”), as applicable to unvested RSUs inclusive of performance-based RSUs, are forfeitable as mentioned in the last sentence of footnote (1) to the table summarizing unvested RSUs on page 114 of the Company’s Annual Report: “The dividend equivalents are subject to the same vesting requirements as applicable to the unvested RSUs in respect of which such additional dividend equivalents were issued.”

The anti-dilution and forfeitability provisions are discussed in Section 3 Dividend Equivalents of the Employee RSU Agreement, incorporated by reference as exhibit 10.60 to the Annual Report, as follows:

“Any dividends paid in cash on Shares of the Company shall be credited to the Participant as additional RSUs as if the RSUs previously held by the Participant were outstanding Shares (in such number as determined by the Committee), as follows: such credit shall be made in whole and/or fractional RSUs and shall be based on the Fair Market Value of the Shares on the date of payment of such dividend. All such additional RSUs shall be subject to the same vesting requirements applicable to the RSUs in respect of which they were credited and shall be settled in accordance with, and at the time of, settlement of the vested RSUs to which they are related.”

Similar anti-dilution and forfeitability provisions, as discussed in Section 7 Dividend Equivalents of the Performance-Based RSU Agreement filed as exhibit 10.65 to the Company’s Annual Report, apply to performance-based RSUs granted to certain executives in February 2011. There were no performance-based RSUs outstanding as of December 31, 2010.

Note 13. Income Taxes, page 115

3.	In light of the significance of the “[d]ifferences between statutory rate and foreign effective tax rate” line item for 2010, please provide us with a breakdown of the components of this line item and tell us how you considered providing further quantitative breakdown of this line item in your disclosure. See Rule 4-08(h)(2) of Regulation S-X.

The line item “[d]ifferences between statutory rate and foreign effective tax rate” was comprised of the following elements:

•

Impact to the tax rate as a result of earning income from foreign operations which is taxed at rates different than the statutory Federal income tax rate. This is calculated by determining the hypothetical U.S. tax liability related to foreign earnings by multiplying such earnings by the statutory Federal income tax rate of 35%. The Company then compares the amount calculated to the actual amount of foreign income taxes accrued.

Mr. Patrick Gilmore

Accounting Branch Chief

June 7, 2011

•

Certain other rate differential related items, including Subpart F income, which were below the materiality threshold provided in Rule 4-08(h)(2), either on an individual basis or grouped together, were aggregated and included in this line item pursuant to the Rule. If, in the future, any of these items exceeds the threshold pursuant to this rule, they will be separately stated in the effective tax rate table.

The Company advises the Staff that it has disclosed the impact of earnings in foreign jurisdictions, along with how those earnings impact its effective tax rate as compared to the U.S. statutory federal rate, in the following sections of its filings:

•

Disclosure of the amount of income from continuing operations before income taxes and loss from unconsolidated entities categorized by geography (U.S. or foreign) by year for 2010 and the preceding two years in Note 13 of our Notes to Consolidated Financial Statements (“Note 13”) (see page 115 of the Annual Report).

•

A discussion of the effective rates, including a disclosure of tax benefits from foreign operations (see Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), page 51 of the Annual Report).

•	A discussion in MD&A and in Note 13 of the Company’s tax holidays and their impact to the Company’s diluted EPS (see page 51 and page 118, respectively, of the Annual Report).

•

A discussion in item 1A, “Risk Factors,” that the Company’s international operations subject our business to additional risks, including potential adverse tax consequences (see pages 15-16 of the Annual Report).

The Company therefore respectfully submits that it believes it has provided complete disclosure regarding the impact of the effect of the components of domestic and foreign income on its overall effective tax rate, and has provided a full reconciliation between the amount of reported total income tax expense (benefit) and the amount computed by multiplying the income (loss) before tax by the applicable statutory Federal income tax rate, pursuant to Rule 4-08(h)(2).

The Company notes that, in its Quarterly Report on Form 10-Q filing for the period ended March 31, 2011, it has additionally included a disclosure in Item 1A, “Risk Factors,” which states that

“We are a U.S.-based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. A significant portion of our foreign earnings for the current fiscal year were earned by our Swiss subsidiaries. Our effective tax rate could fluctuate significantly on a quarterly basis and could be adversely affected to the extent earnings are lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates.”

Mr. Patrick Gilmore

Accounting Branch Chief

June 7, 2011

The Company intends to include this disclosure in future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q where it is pertinent to compliance with our disclosure obligations.

*                *                 *                *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Richard H. Goshorn, Senior Vice-President, General Counsel and Secretary, at (703) 948-4551, Luci Altman, Vice-President, Associate General Counsel, at (703) 948-3966, or me at (703) 948-4267.

Very truly yours,

/s/ Brian G. Robins
Brian G. Robins
Chief Financial Officer
VeriSign, Inc.

cc:	Joyce Sweeney

Securities and Exchange Commission

Richard H. Goshorn

Luci Altman

John Calys

VeriSign, Inc.

David Lopez

Cleary Gottlieb Steen & Hamilton LLP